

P **C** **W** **S**

S.O.S.A.B. LLC
Small Business Bond™

Bond Terms:

Bond Yield: 10.75%

Target Raise Amount: $25,000

Offering End Date: October 10, 2024

Repayment Period: 2 years (24 months)

Minimum Raise Amount: $10,000

Company Details:

Name: S.O.S.A.B. LLC

Founded: June 1, 2021

Address: 700 Pennsylvania Ave SE, 2nd Floor
Washington, DC 20003

Industry: Miscellaneous Health Practitioner Office

Employees: 2

Website: http://www.precisionwellbeing.net/

Use of Funds Allocation:

If the maximum raise is met:

$25,000 (100.00%) – of the proceeds will go towards working capital and purchasing equipment
$0 (0.00%) – SMBX will not be charging a capital raise fee as these bonds are part of the DC Rebuild program

Social:

Instagram: 674 Followers

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PCWS

Business Metrics:

	FY22	FY23	YTD 8/31/2024
Total Assets	$224,752	$57,286	$41,324
Cash & Cash Equivalents	$17,517	$51,250	$34,418
Accounts Receivable	$0	-$1,500	-$1,500
Short-term Debt	$308	$4,297	$3,454
Long-term Debt	$0	$0	$0
Revenue	$18,943	$53,198	$19,481
Cost of Goods Sold	$0	$349	$0
Taxes	$0	$0	$0
Net Income	$8,764	$30,408	-$15,291

Recognition:

S.O.S.A.B. LLC (DBA Precision Wellness) provides quality medical testing and concierge lab services. With numerous laboratory service agreements and national partnership accounts, they can subsidize basic preventative health screenings for lifestyle diseases like diabetes, cancer, stroke, and heart disease. They also support care navigation for hereditary conditions (genomics). Their software solutions utilize clinical decision support with community health coaches. They can guide quality documentation, proper utilization, and health care delivery for managed care groups.

About:

S.O.S.A.B. LLC (DBA Precision Wellness) was founded by Shenita-Ann Grymes, a certified holistic health coach passionate about serving the minority and medically underserved community.

For more information, contact our Customer Support Team at support@thesmbx.com

SMBx